Alice A. Pellegrino Director

BlackRock Investment Management, LLC Princeton Services, Inc. General Partner

Administrative Offices 800 Scudders Mill Road Plainsboro, New Jersey 08536

Mailing address: P.O. Box 9011 Princeton, New Jersey 08543-9011

VIA ELECTRONIC FILING

August 27, 2007

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attention:	John Ganley Division of Investment Management

Re:	Quantitative Master Series LLC Registration Statement on Form N-1A Amendment No. 18 under the Investment Company Act of 1940 (File No. 811-7885)

Dear Mr. Ganley:

        This letter responds to comments received from you by telephone that relate to Amendment No. 18 under the Investment Company Act of 1940, as amended, (the “Investment Company Act”) to the Registration Statement on Form N-1A (the “Registration Statement”) of Quantitative Master Series LLC (the “Fund”). The Registration Statement was filed with the Securities and Exchange Commission on April 30, 2007.

        Your comment is set forth below and our response follows. Please note that page numbers listed in this letter refer to pages in the Fund’s Registration Statement.

        The proposed revisions to the disclosure described below will be made in Amendment No. 19 to the Registration Statement under the Investment Company Act and in Post-Effective Amendment No. 14 under the Securities Act of 1933 and Amendment No. 15 under the Investment Company Act to the Registration Statement on Form N-1A (the “Registration Statement”) of BlackRock Index Funds, Inc. (File Nos. 333-15265 and 811-7899), each to be filed on or before April 30, 2008.

Page 5/13:	Currently, the policy adopted by the each series of the Fund pursuant to Rule 35d-1 under the Investment Company Act states that, under normal circumstances, a series will invest in securities included in the series’ applicable benchmark index and in securities or other financial instruments that are components of or correlated to the applicable index (or portions thereof). Please revise the description of these policies so that the wording more closely reflects the language set forth in the adopting release for Rule 35d-1.

Response:	Currently, the 80% policy adopted by the Fund’s S&P 500 Index Series, Mid Cap Index Series, Extended Market Index Series, Small Cap Index Series, and International Index Series (collectively, the “Index Series”) reads as follows: “Each Index Series will be substantially invested in securities in the applicable index, and will invest, under normal circumstances, at least 80% of its assets in securities or other financial instruments that are components of or correlated with the applicable index (or portions thereof).”

The Index Series’ 80% policy will be revised to read as follows: “Each Index Series will be substantially invested in securities in the applicable index, and will invest, under normal circumstances, at least 80% of its assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in the applicable index (or portions thereof).”

Similarly, the 80% policy adopted by the Fund’s Enhanced S&P 500 Series, Enhanced Small Cap Series, Enhanced International Series and Core Bond Enhanced Index Series (collectively, the “Enhanced Series”) read as follows: “Each Enhanced Series invests, under normal circumstances, at least 80% of its assets in stocks of companies in its benchmark index, and options, futures and other derivative instruments correlated with components of that index.”

The Index Series’ 80% policy will be revised to read as follows: “Each Enhanced Series invests, under normal circumstances, at least 80% of its assets in stocks of companies in its benchmark index, and options, futures and other derivative instruments that have economic characteristics similar to the securities included in that index.”

Should you have any questions or additional comments concerning the foregoing, please do not hesitate to call Denis Molleur at (609) 282-2382 or Doug McCormack at (609) 282-6693.

Sincerely,

/s/ Alice A. Pellegrino
Alice A. Pellegrino Director, Legal & Compliance BlackRock Investment Management, LLC

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